UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: January 29, 2004
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 7.   **Financial Statements and Exhibits.**

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

            99.1   News Release dated January 29, 2004 regarding consolidated net income for the year and quarter ended December 31, 2003 for WPS Resources Corporation

Item 9.   **Regulation FD Disclosure**

This information, required by "Item 12. Results of Operations and Financial Condition," is being furnished under "Item 9. FD Disclosure" in accordance with SEC Release No. 33-8216.

On January 29, 2004 WPS Resources Corporation will issue a news release announcing its financial results for the year and quarter ended December 31, 2003, as more fully described in the press release, a copy of which is filed as Exhibit 99.1 hereto and which information is incorporated herein by reference.

WPS Resources will hold an earnings conference call on January 29, 2004 to discuss the 2003 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: January 29, 2004

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated January 29, 2004

**Exhibit
Number**

99.1   News Release dated January 29, 2004 regarding consolidated net income for the year and
        quarter ended December 31, 2003 for WPS Resources Corporation

Exhibit 99.1

For Release: January 29, 2004

WPS RESOURCES CORPORATION
REPORTS 2003 EARNINGS

Green Bay, WI – WPS Resources Corporation (NYSE: WPS) announces the following:

Highlights:

- Year-to-date basic earnings per share of $2.87

- Fourth quarter basic earnings per share of $0.72

- 2004 basic earnings per share guidance of $3.10 to $2.95

WPS Resources' income available for common shareholders was $94.7 million for the year ended December 31, 2003, compared with $109.4 million for the year ended December 31, 2002. Basic earnings per share of WPS Resources' common stock was $2.87 for the year ended December 31, 2003, compared with $3.45 for the year ended December 31, 2002. Income from continuing operations was $110.6 million ($3.26 basic earnings per share) for the year ended December 31, 2003, compared with $118.5 million ($3.64 basic earnings per share) for the year ended December 31, 2002. Income from continuing operations includes an after-tax gain of $4.6 million ($0.14 basic earnings per share) for the year ended December 31, 2003 and an after-tax gain of $22.8 million ($0.72 basic earnings per share) for the year ended December 31, 2002 related to sales of portions of our interest in a synthetic fuel operation.

WPS Resources' income available for common shareholders was $24.9 million for the quarter ended December 31, 2003, compared with $29.2 million for the quarter ended December 31, 2002. Basic earnings per share of WPS Resources' common stock was $0.72 in the fourth quarter of 2003, compared with $0.91 in the fourth quarter of 2002. Income from continuing operations was $32.4 million ($0.92 basic earnings per share) for the quarter ended December 31, 2003, compared with $33.1 million ($1.01 basic earnings per share) for the quarter ended December 31, 2002. Income from continuing operations includes an after-tax gain of $1.1 million ($0.03 basic earnings per share) for the quarter ended December 31, 2003 and an after-tax gain of $6.0 million ($0.19 basic earnings per share) for the quarter ended December 31, 2002 related to sales of portions of our interest in a synthetic fuel operation.

"We are pleased with our accomplishments in 2003," stated Larry Weyers, WPS Resources' Chairman, President and CEO. "Acquisition of new customers and favorable market conditions enabled WPS Energy Services to increase natural gas and electric margins, translating into a sizeable increase in earnings for this business. Excluding discontinued operations, WPS Power Development was also able to increase margins in 2003. The pending sale of Sunbury will allow us to reduce risks attributed to uncontracted merchant exposure and redeploy capital into markets with different risk profiles. In our utility business, we entered into an agreement to sell the Kewaunee nuclear power plant, pending regulatory approvals, which will reduce our risk profile and, we believe, benefit investors and customers."

YEAR END RESULTS

The following tables depict income available for common shareholders and revenue for the years ended December 31, 2003 and December 31, 2002, and include a reconciliation of the decrease in basic earnings per share for the year ended December 31, 2003 compared to the year ended December 31, 2002.

WPS Resources' Income and Revenue

For the Years Ended December 31, 2003 and December 31, 2002

	Income (Loss)		Revenue	
Segment	2003 (in millions)	2002 (in millions)	2003 (in millions)	2002 (in millions)
Electric Utility	$60.0	$ 61.0	$ 814.1	$ 763.1
Gas Utility	15.7	18.4	404.2	310.7
WPS Energy Services [(1)]	29.0	11.0	3,124.1	361.2
WPS Power Development [(2)]	(7.9)	24.0	82.4	59.4
Holding Company and Other	(2.1)	(5.0)	1.2	1.3
Intersegment Eliminations	-	-	(61.8)	(34.6)
Total WPS Resources	$94.7	$109.4	$4,364.2	$1,461.1

(1) The change in WPS Energy Services' revenues was partially due to the change in accounting discussed under "Accounting and Tax Matters" below.

(2) All revenue and costs of WPS Power Development's discontinued operations are combined and reported on a net basis in the Consolidated Statements of Income for all periods presented. Accordingly, the above table does not show the revenues of discontinued operations, but the income of discontinued operations is included in WPS Power Development's income in the table. Nonregulated revenues that were reclassified to discontinued operations for the years ended December 31, 2003 and 2002 were $81.2 million and $87.1 million, respectively.

See the following discussion for additional information on factors impacting revenues and income.

Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Years Ended December 31, 2003 and December 31, 2002

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Electric Utility Margin	$27.4	$ .50
Increase in Gas Utility Margin	1.1	.02
Increase in WPS Energy Services' Electric Margin	29.3	.53
Increase in WPS Energy Services' Gas Margin	9.2	.17
Increase in WPS Power Development's Margin	2.9	.05
Increase in Operating Expenses	(47.0)	(.86)
Increase in Depreciation and Decommissioning	(43.6)	(.80)
Increase in Miscellaneous Income	15.8	.29
Decrease in WPS Power Development's Tax Credits		(.16)
Increased Loss from Discontinued Operations		(.30)
Cumulative Effect of Change in Accounting Principle		.10
Dilution Due to Increase in Average Shares		(.11)
Change in Other Items and Rounding		(.01)
Total Earnings Per Share Impact		$(.58)

See the following discussion for additional information on factors impacting earnings.

Comparison of Weather Impact on Utility Earnings
For the Years Ended December 31, 2003 and December 31, 2002

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	2% colder	.01	.04
Cooling Compared with Normal	28% cooler	(.07)	-
Heating Compared with Prior Year	5% colder	.02	.06
Cooling Compared with Prior Year	40% cooler	(.11)	-

Segments

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned regulated utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations at Wisconsin Public Service. Nonregulated segments include WPS Energy Services, Inc., a diversified energy supply and services company, and WPS Power Development, Inc., an electric generation company. The Holding Company and Other segment includes the operations of the WPS Resources holding company and the nonutility activities of Wisconsin Public Service and Upper Peninsula Power.

Revenues and Margins

Electric Utility

Electric utility revenues increased $51.0 million, or 6.7%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase is largely due to retail and wholesale electric rate increases for our Wisconsin and Michigan customers in accordance with new rate orders. Wisconsin Public Service was granted authority to increase retail electric rates by 3.5%, effective March 21, 2003, by the Public Service Commission of Wisconsin ("PSCW"). Wisconsin Public Service was granted authority for a $0.3 million increase in retail electric rates from the Michigan Public Service Commission ("MPSC"), effective July 23, 2003. The MPSC also authorized recovery of $1.0 million of increased transmission costs through the power supply cost recovery fuel adjustment clause. In addition, the Federal Energy Regulatory Commission ("FERC") ordered a 21% interim increase in wholesale electric rates, subject to refund, for Wisconsin Public Service effective May 11, 2003 (final rates are anticipated in the second quarter of 2004). Upper Peninsula Power was granted authority to increase retail electric rates by 8.95%, effective December 20, 2002, by the MPSC.

The electric utility margin increased $27.4 million, or 5.3%, in 2003 compared to 2002. Due primarily to the electric rate increases mentioned above, electric margins at Wisconsin Public Service increased $20.0 million, or 4.2%. Electric margins were also impacted favorably by a change in sales mix. While total sales volumes remained relatively unchanged in 2003 compared to 2002, sales volumes to our higher margin residential, and commercial and industrial customers increased slightly. The increase in sales volumes to these higher margin customer classes likely reflects growth within our service area and recent changes in the economy. This was partially offset by cooler weather during the cooling season for the year ended December 31, 2003 compared to the year ended December 31, 2002, which negatively impacted sales volumes. The increase in electric margins resulting from rate increases and sales mix was partially offset by the negative impact of rising fuel and purchased power costs in 2003. Electric margins at Upper Peninsula Power increased $7.4 million, or 17.8%, due primarily to the electric rate increase mentioned above. A 3.4% decrease in sales volumes partially offset the increase in the electric margin resulting from the electric rate increases. The decrease in sales volumes can be attributed to less favorable weather conditions for the year ended December 31, 2003 compared to the year ended December 31, 2002, and customer conservation of electricity made necessary due to a flood that occurred earlier in 2003.

Although the electric utility margin increased, electric utility segment earnings for the year ended December 31, 2003 decreased $1.0 million compared to the year ended December 31, 2002. A modest increase in earnings was experienced at Upper Peninsula Power Company due to the increase in rates. However, this increase in earnings was negated by a decrease in earnings at Wisconsin Public Service attributed to a delay in receiving 2003 retail electric rate relief, together with rising operating expenses (primarily pension and medical costs). Rate relief for our increasing operating costs was expected on January 1, 2003; however, the increase in retail electric rates granted by the PSCW was not effective until March 21, 2003. Even with the higher retail electric rates, Wisconsin Public Service's overall electric rates are among the lowest compared to other investor-owned utilities in Wisconsin and across the nation.

Gas Utility

Gas utility revenues increased $93.5 million, or 30.1%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase in gas utility revenues is mostly due to a 38.7% increase in the average cost of natural gas for the year ended December 31, 2003 compared to the prior year, partially offset by the 0.3% decrease in retail natural gas rates ordered by the PSCW, effective March 21, 2003.

The natural gas utility margin for the year ended December 31, 2003 increased $1.1 million, or 1.0%, compared to the year ended December 31, 2002. The increase in the natural gas utility margin can be attributed to a 1.1% increase in natural gas throughput volumes for the year ended December 31, 2003 compared to the year ended December 31, 2002.   Natural gas throughput volumes to our higher margin residential and commercial and industrial customers increased 5.7% in the aggregate, mostly as a result of colder weather in 2003 compared to 2002. Natural gas throughput volumes to our transport customers decreased 5.2% due to the rising price of natural gas together with their ability to use alternate fuel sources.

Despite the modest increase in gas utility margins, gas utility earnings for the year ended December 31, 2003 decreased $2.7 million compared to the year ended December 31, 2002. The decline is primarily due to rising operating expenses (primarily pension and medical costs) and the decrease in natural gas rates mentioned above.

WPS Energy Services

WPS Energy Services' revenues increased $2,762.9 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Approximately $1,127 million of the increase relates to the adoption of Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," effective January 1, 2003 (as discussed in more detail under "Accounting and Tax Matters" below). Approximately $600 million of the increase in revenues experienced at WPS Energy Services relates to volume growth driven by the acquisition of a retail natural gas business in Canada and participation in the New Jersey Basic Generation Service Program. Most of the remaining increase can be attributed to higher natural gas prices compared to the prior year.

WPS Energy Services' electric margin increased $29.3 million, or 264.0%, in 2003 compared to 2002. Approximately $26 million of the increase is due to acquisition synergies and improved management of retail operations in Michigan and participation in the New Jersey Basic Generation Service Program. WPS Energy Services acquired 700 megawatts of fixed price load and 250 megawatts of variable priced load for the period from August 1, 2003 to May 31, 2004 through the New Jersey Basic Generation Service Program. The remaining increase in WPS Energy Services' electric margins is largely due to the impact of the change in accounting prescribed by the adoption of Issue 02-03, which precludes mark-to-market accounting for nonderivative trading contracts (as described in more detail under "Accounting and Tax Matters" below). Natural gas margins at WPS Energy Services increased $9.2 million, or 26.4%, in 2003 compared to 2002. Approximately $6 million of the increase related to the November 1, 2002 acquisition of a retail natural gas business in Canada. The remaining increase related to favorable settlements of pending liabilities with several counterparties, partially offset by the change in accounting prescribed by the adoption of Issue 02-03. Overall, increased margins contributed to an $18.0 million increase in WPS Energy Services' earnings.

WPS Power Development

WPS Power Development's revenues increased $23.0 million, or 38.7%, primarily as a result of additional revenues from generating assets acquired in New York on June 1, 2002, revenue from the Combined Locks Energy Center that became fully operational in the second quarter of 2002, and an increase in revenues at the hydroelectric plants in Maine and Canada as a result of increased rainfall.

WPS Power Development's margin for the year ended December 31, 2003 increased $2.9 million, or 13.4%, compared to the year ended December 31, 2002. This margin does not include the results of WPS Power Development's discontinued operations, which are reported separately on the Consolidated Statements of Income (changes in income attributed to discontinued operations are discussed below). Increased generation from assets acquired in New York, which came on-line in the latter part of the second quarter of 2002, and increased generation at the hydroelectric plants in Maine and Canada resulting from increased rainfall contributed to the increase in margins experienced at WPS Power Development. The decrease in earnings at WPS Power Development in 2003 compared to 2002 was largely due to a decrease in gains recognized from the sale of portions of our interest in a synthetic fuel operation, increased losses attributable to discontinued operations, and a decrease in the amount of income tax credits recognized.

Operating Expenses
Operating expenses increased $47.0 million, or 11.4%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. Utility operating expenses increased $30.7 million, or 8.7%, in 2003 compared to 2002. Approximately $18 million of the increase reflects higher pension, postretirement medical, and active medical costs. The remaining increase pertains to costs incurred for plant maintenance related to the 2003 Kewaunee plant

scheduled refueling outage (there was no refueling outage in 2002), additional operating expenses at the Kewaunee plant, and increased transmission expenses. Operating expenses at WPS Energy Services increased $12.0 million, or 40.0%, in 2003 compared to 2002, largely due to costs associated with business expansion, including the acquisition of a retail natural gas business in Canada and a retail electric business in Michigan. The remaining increase is largely due to higher incentive compensation costs and a full year of costs associated with WPS Power Development's purchase of generation assets in New York.

Depreciation and Decommissioning

Depreciation and decommissioning expense increased $43.6 million, or 46.0%, due primarily to an increase of $37.4 million resulting from increased realized gains on the decommissioning trust assets that resulted in recording decommissioning expense approximately equal to the gains recognized in miscellaneous income pursuant to regulatory practice. The increase in realized gains is due primarily to the change in investment strategy for Wisconsin Public Service's qualified nuclear decommissioning trust assets. Qualified decommissioning trust assets were placed in more conservative investments pending the sale of Kewaunee. Most of the remaining increase resulted from plant asset additions at Wisconsin Public Service and WPS Power Development.

Miscellaneous Income

Miscellaneous income increased $15.8 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase in miscellaneous income is largely due to an increase in realized gains on the decommissioning trust assets of $36.4 million, which is primarily the result of the change in investment strategy for the qualified nuclear decommissioning trust assets. The realized gains were offset by increased decommissioning expense, as discussed above. Miscellaneous income also increased $6.2 million as a result of the sale of land to the Wisconsin Department of Natural Resources and $8.1 million resulting from an increase in earnings from equity investments. The increases in miscellaneous income were partially offset by lower gains from sales of ownership interests in WPS Power Development's synthetic fuel operation. WPS Power Development recognized a $7.6 million pre-tax gain in 2003 compared with a $38.0 million pre-tax gain in 2002 related to these sell downs. The 2003 gain resulted from the 2002 sale of a portion of WPS Power Development's interest in its synthetic fuel operation. Gains from the 2002 sale are expected to be recognized over the next several years, dependent upon production at the synthetic fuel facility.   The gain reported in 2002 resulted from a 2001 sell-down of a portion of WPS Power Development's interest in its synthetic fuel operation, which was recognized in its entirety by December 31, 2002. An increase in operating losses generated by the synthetic fuel operation due to increased production decreased miscellaneous income by approximately $3.5 million in 2003. The increase in production was driven by our partner's ability to utilize tax credits in 2003, as the amount of tax credits we recognized in 2003 decreased compared to 2002. In the aggregate, the items mentioned above relating to the synthetic fuel operation resulted in a $33.9 million decrease in miscellaneous income.

Tax Credits

Tax credits recognized during the year ended December 31, 2003 decreased $5.1 million compared to the prior year, due to the sale of a portion of our interest in the synthetic fuel operation on December 19, 2002. Lower taxable income in 2003 also reduced the amount of tax credits that could be claimed. Our ownership interest in the synthetic fuel operation resulted in the recognition of $18.1 million of Section 29 federal tax credits as a reduction of federal income tax expense in 2003 compared to $23.2 million in 2002.

Discontinued Operations

The loss from discontinued operations increased to $22.7 million ($16.0 million after taxes) for the year ended December 31, 2003 from $9.8 million ($6.0 million after taxes) for the year ended December 31, 2002. The increased loss is largely due to a decrease in capacity sales in 2003 due to the expiration of a sales contract, an increase in variable production expenses related to increased emission costs, and an increase in operating costs. Operating costs increased in 2003 as a result of issues related to fuel quality and associated mechanical difficulties involving fuel delivery systems earlier in the year, operational issues related to newly installed environmental equipment in various boilers, and turbine outages. The increase in the loss from discontinued operations, as discussed above, was partially offset by decreases in payroll and employee benefits as a result of a restructuring that took place at the end of 2002.

For a discussion of the accounting considerations applicable to discontinued operations, see "Accounting and Tax Matters" below.

<u>Cumulative Effect of Changes in Accounting Principles</u>

A discussion of the Cumulative Effect of Changes in Accounting Principles has been included

under "Accounting and Tax Matters" below.

<u>FOURTH QUARTER RESULTS</u>

The following tables depict income available for common shareholders and revenue for the

quarters ended December 31, 2003 and December 31, 2002, and include a reconciliation of the

decrease in basic earnings per share for the quarter ended December 31, 2003 compared to

the quarter ended December 31, 2002.

WPS Resources' Income and Revenue
For the Quarters Ended December 31, 2003 and December 31, 2002

	Income (Loss)		Revenue	
Segment	2003 (in millions)	2002 (in millions)	2003 (in millions)	2002 (in millions)
Electric Utility	$ 9.8	$11.9	$ 190.1	$192.7
Gas Utility	9.2	8.0	109.4	105.6
WPS Energy Services [1]	8.5	4.0	818.1	112.8
WPS Power Development [2]	(4.4)	7.8	16.9	15.9
Holding Company and Other	1.8	(2.7)	0.3	0.3
Intersegment Eliminations	-	0.2	(13.6)	(7.6)
Total WPS Resources	$24.9	$29.2	$1,121.1	$419.7

(1) The change in WPS Energy Services' revenues was partially due to the change in accounting discussed under "Accounting and Tax Matters" below.

(2) All revenue and costs of WPS Power Development's discontinued operations are combined and reported on a net basis in the Consolidated Statements of Income for all periods presented. Accordingly, the above table does not show the revenues of discontinued operations, but the income of discontinued operations is included in WPS Power Development's income in the table. Nonregulated revenues that were reclassified to discontinued operations for the quarters ended December 31, 2003 and 2002 were $12.5 million and $19.5 million, respectively.

See the following discussion for additional information on factors impacting revenues and income.

**Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Quarters Ended December 31, 2003 and December 31, 2002**

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Electric Utility Margin	$3.8	$ .07
Decrease in Gas Utility Margin	(1.9)	(.03)
Increase in WPS Energy Services' Electric Margin	5.8	.10
Increase in WPS Energy Services' Gas Margin	3.0	.05
Increase in WPS Power Development's Margin	1.0	.02
Increase in Operating Expenses	(4.3)	(.07)
Increase in Depreciation and Decommissioning	(33.9)	(.59)
Increase in Miscellaneous Income	31.7	.55
Decrease in WPS Power Development's Tax Credits		(.14)
Increased Loss from Discontinued Operations		(.10)
Dilution Due to Increase in Average Shares		(.06)
Change in Other Items and Rounding		.01
Total Earnings Per Share Impact		$(.19)

See the following discussion for additional information on factors impacting earnings.

**Comparison of Weather Impact on Utility Earnings
For the Quarters Ended December 31, 2003 and December 31, 2002**

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	8% warmer	(.01)	(.04)
Heating Compared with Prior Year	9% warmer	(.01)	(.04)

Revenue and Margins

Electric Utility

Electric utility revenues decreased $2.6 million, or 1.3%, for the quarter ended December 31, 2003 as compared to the quarter ended December 31, 2002. An increase in electric utility revenues attributed to increased retail and wholesale electric rates was offset by a 5.5% decrease in electric sales volumes for the fourth quarter of 2003 compared to the same period in the prior year. The decrease in electric sales volumes was caused by warmer weather in the fourth quarter of 2003 compared to the previous fourth quarter.

The electric utility margin increased $3.8 million, or 2.9%, during the fourth quarter of 2003 in comparison to the previous fourth quarter. Electric margins at Wisconsin Public Service increased $2.3 million, or 1.9%, due primarily to the electric rate increases mentioned above and lower fuel costs resulting from a decrease in power generated by our combustion turbines due to the lower electric sales volumes discussed below. The increase in margin attributable to rate increases and lower fuel costs was partially offset by a 5.3% decrease in electric sales volumes resulting from weather that was 9% warmer than the same quarter in the prior year. Electric margins at Upper Peninsula Power Company increased $1.5 million, or 13.3%, due primarily to the increase in electric rates mentioned above, partially offset by a 7.6% decrease in sales volumes attributed to warmer weather and consumer conservation due to rising electric costs.

Although the electric utility margin increased, electric utility segment earnings for the quarter decreased $2.1 million, or 17.6%. Income before taxes increased $1.1 million, or 6.7%, in conjunction with the increase in margins noted above. However, taxes increased for the quarter as a result of a higher effective tax rate being applicable for the year and fourth quarter ended December 31, 2003.

Gas Utility

Gas utility revenues increased $3.8 million, or 3.6%, for the quarter ended December 31, 2003 compared to the quarter ended December 31, 2002. The price of natural gas increased approximately 18% for the fourth quarter of 2003 compared to the prior fourth quarter, while gas throughput volumes decreased approximately 10%. The decrease in gas throughput volumes can be attributed to weather that was 9% warmer during the fourth quarter of 2003 compared to the fourth quarter of 2002, and a decrease in the demand for natural gas from our transport customers as a result of increasing natural gas prices together with their ability to use alternate fuel sources.

The natural gas utility margin for the fourth quarter of 2003 decreased $1.9 million, or 5.7%, compared to the fourth quarter of 2002. The decrease in the natural gas utility margin reflects the decrease in natural gas rates and the 10% decrease in throughput volumes attributable to warmer weather.

Gas utility earnings for the quarter ended December 31, 2003 increased $1.2 million, or 15.0%, compared to the previous fourth quarter. Earnings before taxes decreased $2.2 million, or 15.2%, in conjunction with the decrease in margins noted above and increased operating expenses discussed below. However, taxes decreased for the quarter as a result of a lower effective tax rate being applicable for the year and fourth quarter ended December 31, 2003.

WPS Energy Services

WPS Energy Services' revenues increased $705.3 million for the quarter ended December 31, 2003 compared to the quarter ended December 31, 2002. Approximately $376 million of the increase relates to the adoption of Issue No. 02-03 effective January 1, 2003 (as discussed in more detail under "Accounting and Tax Matters" below). Approximately $168 million of the increase in revenues experienced by WPS Energy Services related to volume growth driven by the acquisitions of a retail natural gas business in Canada and participation in the New Jersey Basic Generation Service Program. Most of the remaining increase can be attributed to higher natural gas prices compared to the prior fourth quarter.

WPS Energy Services' electric margin increased $5.8 million, or 141.5%, for the fourth quarter of 2003 in comparison to the previous fourth quarter. Approximately $5 million of the increase is due to acquisition synergies and improved management of retail operations in Michigan and participation in the New Jersey Basic Generation Service Program. The remaining increase was largely due to the impact of the change in accounting prescribed by the adoption of Issue 02-03. Natural gas margins at WPS Energy Services increased $3.0 million, or 24.2%, for the fourth quarter of 2003 compared to the fourth quarter of 2002. Approximately $2 million of the increase related to the November 1, 2002 acquisition of a retail natural gas business in Canada. The remainder of the increase related to favorable market conditions, partially offset by the change in accounting prescribed by the adoption of Issue 02-03. Overall, increased margins contributed to a $4.5 million, or 112.5%, increase in WPS Energy Services' earnings.

WPS Power Development

WPS Power Development's revenues increased $1.0 million, or 6.3%, for the quarter ended December 31, 2003 compared to the quarter ended December 31, 2002. Revenues increased primarily as a result of an increase in revenues at the hydroelectric plants in Maine and Canada as a result of increased rainfall, partially offset by decreased production at a New York generation plant, which was shut down in October 2003 due to mechanical problems.

WPS Power Development's margin for the quarter ended December 31, 2003 increased $1.0 million, or 19.6%, compared to the fourth quarter of 2002. This margin does not include the results of WPS Power Development's discontinued operations, which are reported separately on the Consolidated Statements of Income (changes in income attributed to discontinued operations are discussed below). An increase in generation at the hydroelectric plants in Maine and Canada resulting from increased rainfall accounted for the majority of the increase in gross margin during the fourth quarter.

The $12.2 million decrease in earnings at WPS Power Development for the quarter ended December 31, 2003 compared to the quarter ended December 31, 2002 is largely due to a decrease in gains recognized from the sale of portions of our interest in a synthetic fuel operation, increased losses attributable to discontinued operations, and a decrease in the amount of income tax credits recognized in the fourth quarter of 2003 compared to the fourth quarter of 2002.

Operating Expenses

Operating expenses increased $4.3 million, or 3.8%, for the quarter ended December 31, 2003 compared to the quarter ended December 31, 2002. Utility operating expenses increased $3.1 million, or 3.2%, reflecting higher pension and postretirement medical costs, and increased transmission costs. Operating expenses at WPS Energy Services increased $1.2 million, or 12.6%, largely due to costs associated with business expansion, including the acquisitions of a retail natural gas business in Canada and a retail electric business in Michigan. Operating expenses at WPS Power Development did not change significantly from the prior fourth quarter.

Depreciation and Decommissioning

Depreciation and decommissioning expense increased $33.9 million, or 136.7%, in the fourth quarter of 2003 compared to the fourth quarter of 2002. Approximately $32.7 million of the increase resulted from higher realized gains on the nuclear decommissioning trust assets that result in recording additional decommissioning expense approximately equal to the gains recognized in miscellaneous income pursuant to regulatory practice. The increase in realized gains is due primarily to the change in investment strategy for Wisconsin Public Service's qualified nuclear decommissioning trust assets associated with the pending sale of Kewaunee. Most of the remaining increase resulted from plant asset additions at Wisconsin Public Service and WPS Power Development.

Miscellaneous Income

Miscellaneous income increased $31.7 million for the quarter ended December 31, 2003. The increase in miscellaneous income is largely due to an increase in realized gains on the nuclear decommissioning trust assets of $33.7 million, which is primarily a result of the change in investment strategy for the qualified decommissioning trust assets. The realized gains were offset by increased decommissioning expense, as discussed above. Miscellaneous income also increased $6.2 million as a result of the sale of land to the Wisconsin Department of Natural Resources. These increases in miscellaneous income were partially offset by lower gains from sales of ownership interests in WPS Power Development's synthetic fuel operation. WPS Power Development recognized a $1.8 million pre-tax gain in the fourth quarter of 2003 compared with a $10.0 million pre-tax gain in the fourth quarter of 2002.

Tax Credits

Tax credits recognized during the quarter ended December 31, 2003 decreased $4.8 million compared to the prior fourth quarter, due to the sale of a portion of our interest in the synthetic fuel operation on December 19, 2002. Lower taxable income also reduced the amount of tax credits that could be claimed. Our ownership interest in the synthetic fuel operation resulted in the recognition of $3.7 million of Section 29 federal tax credits as a reduction of federal income tax expense in the fourth quarter of 2003 compared to $8.5 million in the fourth quarter of 2002.

Discontinued Operations

The loss from discontinued operations increased to $9.6 million ($6.7 million after taxes) for the quarter ended December 31, 2003 from $5.1 million ($3.1 million after taxes) for the quarter ended December 31, 2002. The increased loss is attributable to a reduction in capacity revenue due to the expiration of a sales contract and higher variable costs resulting primarily from the increased cost of emission allowances, partially offset by decreases in payroll and employee benefits as a result of a restructuring that took place at the end of 2002.

ACCOUNTING AND TAX MATTERS

Impact of Issue 02-03 on WPS Energy Services' Revenues

As required, on January 1, 2003, WPS Energy Services adopted Issue No. 02-03. Upon adoption, Issue 02-03 required revenues related to derivative instruments classified as trading to be reported net of related cost of sales for all periods presented. Prior to January 1, 2003, WPS Energy Services classified all its activities as trading in accordance with the accounting standards in effect at that time. Consistent with the new accounting standards under Issue 02-03, effective January 1, 2003, WPS Energy Services classifies as trading activities only those transactions that at inception are intended to be settled in the near term with the objective of generating profits on short-term differences in prices. As a result of the change in the definition of trading, a larger portion of WPS Energy Services' business activities were classified as trading in 2002 than in 2003. Therefore, previously reported revenues for 2002 have been reclassified to be shown net of cost of fuel, natural gas, and purchased power, while most 2003 revenues continue to be reported on a gross basis. The retroactive reclassification to net revenues and cost of sales for 2002 trading activities resulted in a $1,127.4 million and $375.7 million decrease to WPS Resources' previously reported consolidated nonregulated revenues for the year and quarter ended December 31, 2002, respectively, and a corresponding $1,127.4 million and $375.7 million decrease to previously reported consolidated nonregulated cost of fuel, natural gas, and purchased power for the year and quarter ended December 31, 2002, respectively. Neither margins, income, nor cash flows for 2002 were impacted by the reclassification of revenue upon adoption of Issue 02-03.

Cumulative Effect of Changes in Accounting Principles

WPS Energy Services had been applying the accounting standards of Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," from the first quarter of 2000 until this standard was rescinded in October 2002. WPS Energy Services was defined as a trading company under Issue 98-10 and was required to mark all of its energy related contracts to market. On October 25, 2002, the Emerging Issues Task Force rescinded Issue 98-10, thus precluding mark-to-market accounting for energy trading contracts entered into after that date that are not derivatives and requiring a cumulative change in accounting principle to be recorded effective January 1, 2003 for all nonderivative contracts entered into on or prior to October 25, 2002. On January 1, 2003, WPS Energy Services recorded a positive after-tax cumulative effect of a change in accounting principle of about $3 million to net income to remove from its balance sheet the mark-to-market effects of those contracts entered into on or prior to October 25, 2002 that do not meet the definition of a derivative under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect of adopting this new accounting standard is expected to turn around upon the settlement of the contracts impacted by the standard. Most of this turnaround is expected to occur in 2004. The required change in accounting had no impact on the underlying economics or cash flows of the contracts.

Discontinued Operations

On October 24, 2003, a definitive agreement was entered into to sell a WPS Power Development generation plant, subject to certain contingencies. As a result of such agreement, we have determined that the operations of the plant and certain other related assets meet the definition of discontinued operations per the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In accordance with Statement No. 144, certain assets and liabilities related to the generation plant have been classified as held for sale on the Consolidated Balance Sheets for all periods presented. The related results of operations and cash flows have been classified as discontinued operations on the Consolidated Statements of Income and Consolidated Statements of Cash Flows, respectively, for all periods presented.

Asset Retirement Obligations

Effective January 1, 2003, WPS Resources adopted Statement No. 143, "Accounting for Asset Retirement Obligations." Under the new accounting standard, WPS Resources recognizes, at fair value, legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, or development and/or normal operation of the asset. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over their useful life. Legal retirement obligations identified for the regulated segments of WPS Resources relate primarily to the final decommissioning of the Kewaunee plant. The nonregulated segments identified a legal retirement obligation related to the closure of an ash basin located at the Sunbury generation plant. The adoption of Statement No. 143 had no impact on the earnings of the regulated segment as the effects were offset by the establishment of regulatory assets and liabilities pursuant to Statement No. 71, "Accounting for the Effects of Certain Types of Regulation," and reduced earnings of the nonregulated segment by $0.3 million, recorded as a cumulative effect of change in accounting principle.   Upon implementation of Statement No. 143 in the first quarter of 2003, we reclassified previously recorded liabilities of $290.5 million from accumulated depreciation and capitalized a net asset retirement cost of $90.8 million (decreased to $78.5 million at December 31, 2003 due to depreciation being recorded), resulting in an increase in net property, plant, and equipment of $381.3 million ($369.0 million at December 31, 2003 compared to December 31, 2002). We recorded an asset retirement obligation of $324.8 million upon adoption of Statement No. 143 (increased to $344.0 million at December 31, 2003 as a result of accretion being recorded). The difference between previously recorded liabilities and the liability recorded as a result of adopting Statement No. 143 was deferred as a regulatory liability.

The utility segments of WPS Resources also recognize removal costs for utility assets that do not have an associated legal retirement obligation as defined by the provisions of Statement No. 143. Historically, these removal costs have been reflected as a component of depreciation expense in accordance with regulatory treatment. The staff of the Securities and Exchange Commission has recently expressed their views on the balance sheet classification of these non-legal costs of removal and has determined that the amounts should be reclassified from accumulated depreciation to a regulatory liability. The change in accounting related to removal costs for utility assets resulted in an increase in property, plant, and equipment, net of approximately $180 million at December 31, 2003 compared with December 31, 2002, and a corresponding increase in regulatory liabilities. Net income is not impacted by this accounting change.

Synthetic Fuel Operation
The synthetic fuel facility in which we have an interest is continuing to produce synfuel according to expectations. The United States Internal Revenue Service ("IRS") has announced that they have closed their national issue, Announcement 2003-46, with respect to chemical change. Following that announcement, the IRS informed us that they have closed their audit for 2001 relating to this issue with no adjustment, and we expect a similar result for 2000. The Permanent Subcommittee on Investigations of the Senate Committee on Governmental Affairs continues to look into the synfuel industry. This Subcommittee has indicated that they hope to interview almost all taxpayers that are involved in the synfuel business. Staff from the

Subcommittee have asked us for an informal meeting to help enhance their knowledge of the industry.

2004 EARNINGS FORECAST

In 2004, we are continuing to seek a balanced portfolio of utility and nonregulated growth but we are placing more emphasis on regulated growth, which reduces our exposure to the risks of nonregulated markets. Our asset management strategy will also continue to increase shareholder return from certain asset transactions. Our long-term basic earnings per share growth rate target is 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. Our target for 2004 basic earnings per share is between $2.95 and $3.10, as shown below, assuming normal weather, availability of our generating units, our hydro land sales, and the completion of the sale of the Sunbury and Kewaunee plants.

Earnings per common share (basic)	High End of Range	Low End of Range
Income from continuing operations	$3.54	$3.43
Discontinued operations	($0.44)	($0.48)
Income available for common shareholders	$3.10	$2.95

CONFERENCE CALL

An earnings conference call is scheduled for 3 p.m. central time on Thursday, January 29. Larry L. Weyers, WPS Resources' Chairman, President, and CEO, will discuss full year and fourth quarter 2003 financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through February 12, 2004 by dialing 800-677-7715.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- The pending sales of our Sunbury generation plant and our Kewaunee nuclear power plant
- Completion of planned hydro sales
- General economic, business, and regulatory conditions
- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry which could affect costs and investment recovery
- State and federal rate regulation, including the inability to obtain necessary regulatory approvals
- Changes in generally accepted accounting principles
- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies
- The performance of projects undertaken or acquired by subsidiary companies
- Business combinations among our competitors and customers
- Energy supply and demand

- Financial market conditions, including availability, terms, and use of capital

- Nuclear and environmental issues

- Weather and other natural phenomena

- Commodity price and interest rate risk

- Counterparty credit risk

- Federal and state tax policies

- Acts of terrorism or war

//END//

For additional information, see attached financials or contact:

Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

or

Donna M. Sheedy, Investor Relations Supervisor
WPS Resources Corporation
(920) 433-1857

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Millions, except share amounts)	Three Months Ended December 31		Years Ended December 31	
	2003	2002	**2003**	2002
Nonregulated revenue	**$829.7**	$127.7	**$3,180.5**	$410.8
Utility revenue	**291.5**	292.0	**1,183.7**	1,050.3
Total revenues	**1,121.2**	419.7	**4,364.2**	1,461.1
Nonregulated cost of fuel, gas, and purchased power	**793.2**	104.9	**3,059.5**	339.7
Utility cost of fuel, gas, and purchased power	**129.1**	127.9	**532.3**	419.0
Operating and maintenance expense	**118.8**	114.5	**459.5**	412.5
Depreciation and decommissioning expense	**58.7**	24.8	**138.4**	94.8
Taxes other than income	**11.3**	10.1	**43.8**	39.9
Operating income	**10.1**	37.5	**130.7**	155.2
Miscellaneous income	**46.0**	14.3	**63.6**	47.8
Interest expense and distributions on trust preferred securities	**(13.8)**	(15.3)	**(55.6)**	(55.8)
Minority interest	**1.3**	-	**5.6**	-
Other income (expense)	**33.5**	(1.0)	**13.6**	(8.0)
Income before taxes	**43.6**	36.5	**144.3**	147.2
Provision for income taxes	**11.2**	3.4	**33.7**	28.7
Income from continuing operations	**32.4**	33.1	**110.6**	118.5
Discontinued operations, net of tax	**(6.7)**	(3.1)	**(16.0)**	(6.0)
Net income before cumulative effect of change in accounting principle	**25.7**	30.0	**94.6**	112.5
Cumulative effect of change in accounting principle, net of tax	**-**	-	**3.2**	-
Net income	**25.7**	30.0	**97.8**	112.5
Preferred stock dividends of subsidiary	**0.8**	0.8	**3.1**	3.1
Income available for common shareholders	**24.9**	29.2	**94.7**	109.4
Average shares of common stock				
Basic	**34.5**	32.0	**33.0**	31.7
Diluted	**34.8**	32.2	**33.2**	32.0
Earnings per common share (basic)				
Income from continuing operations	**$0.92**	$1.01	**$3.26**	$3.64
Discontinued operations	**($0.20)**	($0.10)	**($0.49)**	($0.19)
Cumulative effect of change in accounting principles	**-**	-	**$0.10**	-
Income available for common shareholders	**$0.72**	$0.91	**$2.87**	$3.45
Earnings per common share (diluted)				
Income from continuing operations	**$0.91**	$1.00	**$3.24**	$3.61
Discontinued operations	**($0.19)**	($0.09)	**($0.49)**	($0.19)
Cumulative effect of change in accounting principles	**-**	-	**$0.10**	-
Income available for common shareholders	**$0.72**	$0.91	**$2.85**	$3.42
Dividends per common share	-	$0.535	**$2.16**	$2.12

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (unaudited)

At December 31 (Millions)	2003	2002
Assets		
Cash and cash equivalents	$50.7	$43.3
Restricted funds	3.2	4.2
Accounts receivable - net of reserves of $6.6 and $7.0, respectively	502.4	293.3
Accrued unbilled revenues	90.0	105.9
Inventories	178.3	110.3
Current assets from risk management activities	518.1	406.6
Assets held for sale	116.4	121.2
Other current assets	86.4	67.1
Current assets	1,545.5	1,151.9
Property, plant, and equipment, net	2,161.0	1,539.5
Regulatory assets	127.7	110.9
Long-term assets from risk management activities	104.3	135.3
Other	353.8	270.3
Total assets	$4,292.3	$3,207.9
Liabilities and Shareholders' Equity		
Short-term debt	$38.0	$29.8
Current portion of long-term debt	56.6	71.1
Note payable to preferred stock trust	51.5	-
Accounts payable	510.7	452.0
Current liabilities from risk management activities	517.3	443.8
Liabilities held for sale	2.7	0.6
Other current liabilities	86.9	53.1
Current liabilities	1,263.7	1,050.4
Long-term debt	871.9	824.4
Deferred income taxes	80.5	73.7
Deferred investment tax credits	17.7	19.3
Regulatory liabilities	304.4	49.7
Environmental remediation liabilities	37.9	40.2
Pension and postretirement benefit obligations	135.9	68.8
Long-term liabilities from risk management activities	92.2	109.7
Asset retirement obligations	344.0	-
Other	89.8	87.8
Long-term liabilities	1,974.3	1,273.6
Company-obligated mandatorily redeemable trust preferred securities of trust holding solely WPS Resources 7.00% subordinated debentures	-	50.0
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	1,003.2	782.8
Total liabilities and shareholders' equity	$4,292.3	$3,207.9

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Year Ended December 31 (Millions)	2003	2002
Operating Activities		
Net income	**$97.8**	$112.5
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	**16.0**	6.0
Depreciation and decommissioning	**138.4**	94.8
Amortization of nuclear fuel and other	**42.4**	46.5
Unrealized gain on investments	**(38.7)**	(1.7)
Deferred income taxes and investment tax credit	**(1.3)**	(3.0)
Unrealized losses on nonregulated energy contracts	**10.4**	5.3
Gain on sales of partial interest in synthetic fuel operation	**(7.6)**	(38.0)
Gain on sale of property, plant, and equipment	**(7.1)**	(0.8)
Cumulative effect of change in accounting principles, net of tax	**(3.2)**	-
Other	**(12.4)**	(5.9)
Changes in working capital, net of businesses acquired		
Receivables, net	**(196.1)**	(99.7)
Inventories	**(79.9)**	17.8
Other current assets	**(28.6)**	(6.2)
Accounts payable	**102.8**	59.1
Other current liabilities	**30.5**	1.8
Net cash operating activities	**63.4**	188.5
Investing Activities		
Capital expenditures	**(176.2)**	(210.3)
Sale of property, plant, and equipment	**31.4**	7.1
Purchase of equity investments and other acquisitions	**(102.7)**	(72.3)
Dividends received from equity investment	**8.0**	7.5
Decommissioning funding	**(3.0)**	(2.6)
Other	**(1.5)**	5.2
Net cash investing activities	**(244.0)**	(265.4)
Financing Activities		
Short-term debt - net	**14.7**	3.9
Issuance of long-term debt	**125.0**	250.3
Repayment of long-term debt and capital lease	**(87.7)**	(129.6)
Payment of dividends		
Preferred stock	**(3.1)**	(3.1)
Common stock	**(71.8)**	(67.1)
Issuance of common stock	**197.7**	28.3
Purchase of common stock	**(1.0)**	(1.3)
Other	**24.8**	11.7
Net cash financing activities	**198.6**	93.1
Change in cash and cash equivalents - continuing operations	**18.0**	16.2
Change in cash and cash equivalents - discontinued operations	**(10.6)**	(16.8)
Change in cash and cash equivalents	**7.4**	(0.6)
Cash and cash equivalents at beginning of year	**43.3**	43.9
Cash and cash equivalents at end of year	**$50.7**	$43.3